SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                          Commission file number 1-82


                       PHELPS DODGE EMPLOYEE SAVINGS PLAN


                            PHELPS DODGE CORPORATION


                            2600 NORTH CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-3089

PHELPS DODGE EMPLOYEE SAVINGS PLAN
INDEX
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

Report of Independent Accountants                                              1

Statement of Net Assets Available for Benefits                                 2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                                  4

Supplemental Information:*

     I.   Schedule of Assets Held for Investment Purposes
          at End of Year                                                      11

     II.  Schedule of Reportable Transactions for Year
          Ended December 31, 1999                                             23

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Schedules I and II have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
June 23, 2000

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                         1999             1998
                                                       --------         --------
Assets
Investments (see Note 3)                               $400,893         $342,920
Receivables:
    Employer contributions                                  282            9,502
    Participant contributions                               358              364
                                                       --------         --------
Net assets available for benefits                      $401,533         $352,786
                                                       ========         ========

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
(IN THOUSANDS)
--------------------------------------------------------------------------------

Additions:
  Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments (see Note 3)       $ 56,702
       Interest and dividends                                             11,962
                                                                        --------
                                                                          68,664
                                                                        --------
    Contributions:
       Employer contributions                                              5,723
       Participant contributions                                          20,627
                                                                        --------
                                                                          26,350
                                                                        --------
       Total additions                                                    95,014
                                                                        --------
Deductions:
  Deductions from net assets attributed to:
    Distributions to participants and beneficiaries                       46,266
    Administrative expenses                                                    1
                                                                        --------
       Total deductions                                                   46,267
                                                                        --------

Increase in net assets                                                    48,747

Net assets available for benefits at December 31, 1998                   352,786
                                                                        --------
Net assets available for benefits at December 31, 1999                  $401,533
                                                                        --------

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL

     The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the
     Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan.

     The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

     ADMINISTRATION

     The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of six employees of the Corporation who are appointed by the Corporation's Board of Directors.

     Effective September 1, 1998, plan assets are held by a trust (the Trust) administered by UMB, n.a. (the Trustee or UMB) and J.P. Morgan/American Century Retirement Plan Services (the Recordkeeper) was appointed as the Recordkeeper of the Trust. Prior to September 1, 1998, plan assets were held by a trust administered by Marshall and Ilsley Trust Company of Arizona.

     Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan were paid by the Corporation.

     INVESTMENT OPTIONS

     The Plan has a combination of participant and self-directed funds. The Trust is comprised of the following participant directed investments at December 31, 1999:

     Interest Income Fund - common/collective fund investing in high quality government and corporate bonds, stable value and guaranteed investment contracts and money market instruments.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Income and Growth Fund - mutual fund investing in stocks of large-sized companies whose stock is expected to have a higher expected dividend yield and higher overall return potential than the S&P 500 Index.

     Equity Growth Fund - mutual fund investing in common stocks that fund management believes will have higher overall return potential than the S&P 500 Index.

     Enhanced Index Fund - mutual fund investing in approximately 350 large U.S. companies whose stock is expected to provide a higher total return potential than the S&P 500 Index.

     U.S. Small Company Fund - mutual fund investing in stocks of small-sized companies and seeks to outperform the Russell 2000 Index.

     EuroPacific Growth Fund - mutual fund investing in stocks of non-U.S. companies which appear to offer above average growth potential and whose objective is to provide long-term growth of capital.

     Conservative Investment Portfolio Fund - asset allocation portfolio composed of 60 percent of the Interest Income Fund and a 40 percent mix of the plan's mutual funds to provide a conservative investment return.

     Moderate Investment Portfolio Fund - asset allocation portfolio composed of a 60 percent mix of the plan's mutual funds and 40 percent of the Interest Income Fund to provide a moderate investment return.

     Aggressive Investment Portfolio Fund - asset allocation portfolio composed of an 80 percent mix of the plan's mutual funds and 20 percent of the Interest Income Fund to provide an aggressive investment return.

     Phelps Dodge Common Stock Fund - invests only in common stock of the Corporation.

     The following account allows for participants to self-direct these funds:

     Schwab Personal Choice Retirement Fund - enables participants to transfer funds from the above accounts to a wide range of investments, which includes mutual funds, over the counter stocks, short-term cash instruments and other investment options offered by Schwab.

     In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     CONTRIBUTIONS

     A profit sharing contribution made for certain salaried and Phelps Dodge Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) is limited to the lesser of: 8 percent of consolidated net income of the Corporation; 7 1/2 percent of the aggregate eligible base pay of Participants; or the percentage of the total eligible pay that would have been allocated to employees who were Participants in the Plan and eligible for profit sharing on December 31, 1996, determined under the terms of the Plan on that date. The Company Profit Sharing Contribution can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. The Company did not make a profit sharing contribution in 1999.

     Participants are eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 1 percent to 10 percent of their base pay and 1 percent to 15 percent of their base pay effective September 1, 1998. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50 percent of the first 5 percent of the base pay deferred. Effective September 1, 1998, Participants are eligible to make contributions to the Plan after three months of service; however, these contributions are not eligible for Company Matching Contribution until after one year of service. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

     DISTRIBUTIONS

     Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price of the funds, except for Phelps Dodge Common Stock or Occidental Petroleum Stock which are based upon the actual price at which the stock is liquidated in the market three days prior to the time of distribution. Distributions of the Phelps Dodge Common Stock Fund and Occidental Petroleum Stock Fund may be made in shares.

     Participants may withdraw their after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     LOANS

     Participants may borrow amounts as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The minimum loan is $1,000 and the maximum loan is an amount equal to $50,000 minus the Participant's highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant's vested account balance. Loans bear the prime interest rate as quoted in the Wall Street Journal plus 2 percent as of the first of each month. The prime rate at December 31, 1999 was 8.50 percent. Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant's previous contributions to the Plan.

     PLAN TERMINATION

     The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan are prepared on the accrual basis of accounting. Plan investments, other than Guaranteed Investment Contracts (GIC's), are presented at fair value. The fair values of common stock, registered investment companies and common/collective fund shares are based upon the closing market price on the valuation date. The GIC's are recorded at contract value, which approximates fair value. Contract value is based upon the GIC's respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those regarding fair value. Actual results could differ from those estimates.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and participant contributions are recognized on the accrual basis.

     Benefits are recorded when paid. Benefit obligations for persons who have withdrawn from participation in the Plan are not recorded as liabilities in the accompanying financial statements. There were no benefit obligations outstanding at December 31, 1999 and December 31, 1998.

     For comparative purposes, certain prior year amounts have been reclassified to conform with the current year presentation.

3.   INVESTMENTS

     The following table presents the current value of investments that represent 5 percent or more of the Plan's net assets.

                                                           December 31,
                                                        -------------------
                                                         1999        1998
                                                        -------     -------
                                                          (in thousands)

     J.P. Morgan Interest Income Fund                   $54,659     $53,870
     American Century Income & Growth Fund               60,945      56,079
     American Century Equity Growth Fund                 78,343      75,215
     J.P. Morgan Enhanced Index Fund                     34,384      26,195
     Moderate Investment Portfolio Fund                  24,422      21,505
     Aggressive Investment Portfolio Fund                29,362      21,617
     Schwab Personal Choice Retirement Fund              22,192      13,808
     Phelps Dodge Corporation Common Stock               44,943      33,263

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


3.   INVESTMENTS (CONTINUED)

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                   For the
                                                                  year ended
                                                                   December
                                                                     1999
                                                                --------------
                                                                (in thousands)

     Registered investment companies                                $36,228
     Common stock                                                    11,987
     Common/collective funds                                          8,487
                                                                    -------
                                                                    $56,702
                                                                    =======

     The Plan's guaranteed investment contracts consisted of the following at December 31, 1999:

                                                               Current value
                                                               -------------
     Principal Life Insurance Company -
       #4-09709, 5.06% matures 12/31/99                          $1,678,941

     Sun Life of Canada - #S-00864-G-001,
       5.74% matures 6/00                                         4,342,876

4.   RELATED PARTY TRANSACTIONS

     The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                       For the year ended
                                                          December 31,
                                                      ---------------------
                                                       1999          1998
                                                      -------       -------
                                                         (in thousands)

     Cost of shares purchased                         $15,145       $13,344
     Number of shares purchased                           277           266

     Proceeds from shares sold                        $12,927       $10,109
     Number of shares sold                                239           168

     Value of shares distributed                      $ 1,258       $ 4,973
     Number of shares distributed                          23            82

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


4.   RELATED PARTY TRANSACTIONS (CONTINUED)

     Certain Plan investments are shares of Registered Investment Companies and Common/ Collective Trusts managed by American Century Investments and J.P. Morgan Investment Management. J.P. Morgan/American Century Retirement Plan Services, an affiliate, is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.   TAX STATUS

     The Plan received a determination letter from the Internal Revenue Service
     (IRS) dated January 21, 2000, which stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code.

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            CASH AND SHORT-TERM INVESTMENTS
              Cash                                                                              $    250,228
              Schwab Value Advantage Money Fund                          226,834                     226,834
              Schwab U.S. Treasury Money Fund                          1,489,487                   1,489,487
              Schwab Money Market Fund                                    59,352                      59,352
              Colonial Bank 5.70% Certificate of Dep 3/01/00              30,000                      30,000
              BankUnited 5.10 Certificate of Dep 2/28/00                  22,000                      22,000
              US Treasury Bill 03/23/00                                  357,000                     352,966
                                                                                                ------------
              Total Cash and Short-Term Investments                                                2,430,867

            COMMON/COLLECTIVE FUNDS:
   *          J.P. Morgan Enhanced Index Fund                          1,941,035                  49,844,919
   *          J.P. Morgan Interest Income Fund                        68,632,620                  68,632,620
                                                                                                ------------
              Total Common/Collective Funds                                                      118,477,539

            COMMON STOCKS:
              AMF Bowling Inc.                                             1,000                       3,125
              A T & T Corp.                                                  479                      24,322
              Access Power Inc.                                              500                         400
              Action Performance Co.                                          80                         920
              Advanced Digital Info Corp.                                     50                       2,431
              Advanced Micro Devices                                          22                         637
              Alaire Corp.                                                    17                       2,487
              Altera Corporation                                             600                      29,738
              Altigen Communications                                       1,000                      10,313
              Amazon Com Inc.                                                  8                         609
              American Online Inc. Del                                     1,744                     132,326
              America West Holding Corporation Cl B                          134                       2,781
              American Benefits Group Inc.                                 1,500                         225
              American Eco Corp.                                           1,000                         688
              American Home Products Corp.                                   200                       7,850
              Ameritrade Holding Corp. CL A                                   95                       2,060
              Amgen Incorporated                                             600                      36,038
              Amkor Technology Inc.                                        1,390                      39,268
              Amsouth Bancorp.                                                50                         966
              Analog Devices Inc.                                            171                      15,903
              Applebees International Inc.                                    10                         295
              Applied Digital Solution                                       250                       1,875
              Applied Materials Inc.                                         307                      38,893
              Ariba Inc.                                                     200                      35,475
              Ariel Corp.                                                  3,000                      21,188

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Aro Systems Inc.                                             2,500                $     44,375
              At Home Corp CL A                                            2,493                     106,887
              Autoweb.com Inc.                                                50                         544
              BE Inc.                                                        130                       2,966
              B T Shipping Sp NE ADRF                                      2,000                       1,000
              Backweb Technologies Ltd.                                    1,000                      42,125
              Bank One Corp.                                               1,996                      63,869
              Battle Mountain Gold                                         1,000                       2,063
              Berkshire Hathaway CL B                                         27                      49,410
              Best Buy Inc.                                                  700                      35,175
              Bethlehem Steel Corp.                                          600                       5,025
              Beverly Enterprises New                                      5,000                      21,875
              Bid Com International Inc.                                     200                         838
              Biocontrol Tech Inc.                                        45,000                       2,295
              Biomerica Inc.                                                 100                         294
              Bimatrix Inc.                                                  262                       5,044
              Boeing Co.                                                     202                       8,356
              Bombardier Inc. CV CL B F                                      100                       2,075
              Boots & Coots/ Intl. Well                                    1,500                         656
              Briggs & Stratton Corp.                                         80                       4,312
              Bristol-Myers Squibb Co.                                        30                       1,931
              Broadcom Corp CL A                                             225                      61,284
              Broadvision Inc.                                               340                      57,821
              C B R L Group Inc.                                             555                       5,389
              C M G I Inc.                                                   400                     110,750
              C T S Corp.                                                      0                          13
              Cable & Wireless PLC ADRF                                       50                       2,647
              Calton Inc. New                                              1,000                       1,625
              Cambiex Exploration Inc. F                                  10,000                       2,800
              Canceroption.com Inc.                                          325                         833
              Capital Sr Living Corp.                                      1,000                       5,063
              Cardima Inc.                                                 5,000                       9,063
              Cardstakes.com                                                  84                           0
              Catellus Development Corp.                                     100                       1,281
              Caterpillar Inc.                                                89                       4,191
              Cendant Corp.                                                2,000                      53,125
              Centennial Cell CL A New                                       500                      41,438
              Centura Software Corp.                                          75                         408
              The Charles Schwab Corp.                                       580                      22,185
              China.com CL a                                                   6                         472
              Charter Communications                                         170                       3,719

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Chesapeake Energy Corp.                                        100                $        238
              China Fund Inc.                                                500                       5,313
              Chirex Inc.                                                    300                       4,388
              Ciena Corp.                                                  1,000                      57,500
              Cis.com Inc.                                                   999                          40
              Cisco Systems Inc.                                           3,375                     361,547
              Citigroup Inc.                                                 270                      15,036
              Citrix Systems Inc.                                            500                      61,500
              Coca Cola Company                                            1,000                      58,250
              Coca Cola Enterprises                                          100                       2,013
              Cognizant Tech Sol CL A                                         60                       6,559
              Coherent Inc.                                                   50                       1,338
              Comcast Corp. Spl CL A                                         510                      25,787
              Compac Compute corp.                                         2,316                      62,675
              Compudawn Inc.                                               6,000                      38,250
              Compucredit Corp.                                              250                       9,625
              Conoco Inc. CL a                                               102                       2,511
              Corel Corp.                                                    950                      14,369
              Cox Communications CL a new                                    100                       5,150
              Coyote Network Sys Inc.                                        700                       3,806
              Cyberian Outpost Inc.                                          300                       2,981
              D C G R International Holdings New                             999                          10
              DD Horton Co.                                                  400                       5,525
              Data Race Inc.                                              12,500                      33,985
              Dayton-Hudson Corp.                                            500                      36,719
              Dayton Mining Corp.                                          1,000                          94
              Del Monte Foods Co.                                            100                       1,231
              Dell Computer Corp.                                          1,681                      85,731
              Detour Magazine Inc.                                         1,000                         170
              Diamonds Trust Series I                                          1                          83
              Digital Lightwave Inc.                                          37                       2,368
              Disney Walt Holding Co.                                      1,380                      40,376
              Dollar General Corp.                                            30                         683
              Dot Hill Systems Corp.                                       2,000                       9,875
              Du Pont E I De Nemour & Co.                                      1                          73
              Durban rdpt dp adr f                                         2,000                       3,563
              E-bidd.com ince mc Corp Mass                                 2,000                         600
              E M C Corp Mass                                                200                      21,850
              E.spire Communications Inc.                                    100                         581
              Eastman Kodak Company                                           17                       1,126
              Ebay Inc.                                                        9                       1,127

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Egghead.com Inc. New                                            50                $        809
              Elcom International Inc.                                       125                       4,250
              E-Tek Dynamics Inc.                                             75                      10,097
              E-Trade Group Inc.                                             200                       5,225
              Ericsson Tel Adr B New F                                       100                       6,569
              Eshare Tech Inc.                                             1,000                      17,063
              Ethyl Corp.                                                  1,000                       3,500
              Euro909.com A/S Spn Adrf                                       114                       3,135
              Euroweb International Corp.                                    100                       1,156
              Evolving Systems Inc.                                       12,100                     102,850
              Evision USA.Com Inc.                                         2,000                       4,875
              Exodus Communications Inc.                                      50                       4,441
              Exxon Mobil Corporation                                         61                       4,884
              F D X Corporation                                            1,300                      53,219
              Famous Fixins Inc.                                             400                         100
              Fannie Mae                                                      30                       1,881
              Finova Group Inc.                                              503                      17,841
              First American Financial                                       300                       3,731
              Fiststar Corp New                                               30                         634
              Flashnet Communications                                        200                       1,238
              Fletcher Forestry Adr F                                        500                       1,875
              Fogdog Inc.                                                     55                         523
              Fonix Corp.                                                 10,000                       2,900
              Foundation Health Systems A                                    100                         994
              Fundtech Ltd.                                                3,000                      61,500
              Fusion Medial Tech New                                         300                       3,900
              Futurelink Corporation                                         200                       5,200
              Gap Inc.                                                       150                       6,905
              Gateway Inc.                                                   346                      24,934
              Gemstar International Group Ord F                              200                      14,250
              General Cable CP De New                                      3,500                      26,469
              General Chemical Group Inc.                                  2,000                       4,625
              General Electric Company                                       827                     127,942
              General Magic Inc.                                           7,500                      29,063
              General Motors Corp.                                            15                       1,090
              Getthere.com                                                    35                       1,409
              Global Crossing Ltd F                                        4,360                     218,000
              Global Games Corp.                                           2,300                         115
              Global Marine Inc.                                             100                       1,663
              Go Online Networks Corp.                                    10,000                       1,800
              Go.Com                                                         200                       4,750

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Goldman Sachs Group Inc.                                       100                $      9,451
              Ha-Lo Industries Inc.                                          350                       2,625
              Halliburton Co. Holding Co.                                    500                      20,125
              Harbinger Corp.                                                300                       9,544
              Harley Davidson Inc.                                           100                       6,411
              Harmony Gold Mining Sp Adr F                                   100                         628
              Harnischfeger Industries Inc.                              142,835                      58,034
              Harris & Harris                                                500                       5,750
              Harrah's Entertainment Inc.                                     20                         529
              Hecla Mining Company                                           800                       1,250
              Heilig-Meyers Co.                                              100                         275
              Highlands Insurance Group                                      100                         944
              Home Depot Inc.                                                852                      58,598
              Homebase Inc.                                                  500                       1,531
              Host Marriott Corp. REIT                                       102                         844
              Humana Inc.                                                    100                         819
              I 2 Technologies Inc.                                           23                       4,485
              I R I International Corp.                                      100                         400
              Indo Pacific Energy Ltd F                                      550                         189
              Industrial Rubber Products                                   5,000                       4,063
              Infonet Services Corp.                                       1,576                      41,370
              Intel Corp.                                                  1,099                      90,497
              Interactive Technologies                                        10                          61
              Interdigital Communications Corp.                            1,000                      75,000
              International Business Machines                                322                      34,678
              International Uranium Corp.                                 20,000                       3,400
              Internet America Inc.                                        1,108                      13,088
              Internet Capital Group                                         176                      29,920
              Intuit Inc.                                                     50                       2,997
              Iomega Corp.                                                 1,800                       6,075
              Ion Networks Inc.                                              300                       6,713
              Jaws Technologies Inc.                                       1,500                      11,344
              JDS Uniphase Corporation                                        80                      12,905
              Juno Online Services Inc.                                       10                         355
              K C S Energy Inc.                                            1,000                         813
              K L A Tencor Corp.                                             114                      12,697
              Kentex Energy Inc. New                                       2,000                          23
              Kismet Energy Corp.                                          1,000                         250
              Knight/Trimark Group Inc. A                                    980                      45,080
              Korea Thrunet Ltd CL A F                                        50                       3,394

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              L G & E Energy Corp.                                           227                $      3,950
              Lanvision Systems Inc.                                          35                          36
              Laser Vision Centers Inc.                                      100                       1,056
              Learn2.com Inc.                                              1,000                       3,281
              Loch Harris Inc. New                                           975                         517
              Lockheed Martin Corp.                                           60                       1,321
              Lucent Technologies Inc.                                     2,346                     175,963
              Lycos Inc.                                                     200                      15,913
              M C I Worldcom Inc.                                          1,793                      95,141
              M G I Properties                                               100                         525
              Madera International Inc. New                                  999                          50
              Magic Software Ent Ord F                                       200                      12,400
              Malaysia Fund Inc.                                             500                       3,531
              Manpower Inc.                                                   20                         753
              Manugistics Group Inc.                                          25                         808
              Marimba Inc.                                                   500                      23,031
              Maytag Corp.                                                    80                       3,840
              McAffee.com Inc. CL A                                           30                       1,350
              Mc Donalds Corp.                                             1,000                      40,313
              McKesson HBOC Inc.                                             200                       4,500
              Medquist Inc.                                                  100                       2,581
              Merck & Co. Inc.                                               350                      23,544
              Microage Inc.                                                  487                       1,705
              Microsoft Corp.                                                570                      66,548
              Mikasa Inc.                                                     89                         896
              Mindspring Ent Inc.                                            700                      18,484
              Modem Media Poppe Tyson                                         10                         704
              Momentum Business Applcations CL A                               4                          32
              Morgan JP & Co. Inc.                                             9                       1,140
              N P C International Inc.                                       150                       1,181
              National Data Corp.                                            150                       5,091
              National Disc Brokers                                          100                       2,625
              Netlojix Communications Inc.                                   725                       1,858
              Network Appliance Inc.                                         200                      16,613
              Network Associates Inc.                                        200                       5,338
              Newbridge Networks Corp. F                                      50                       1,128
              Newell Rubbermaid Inc.                                         335                       9,715
              Nextel Communications A                                        160                      16,500
              Nokia Corp. ADR F                                              456                      87,125
              Nortel Networks Corp.                                          259                      26,159

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              North American Resorts New                                     999                           5
              Novell Inc.                                                    300                      11,981
              OCO Group Sacll Sr V Adrf                                      119                       1,778
              O M I Corp New                                               3,000                       6,188
              Occidental Pete Corp.                                          300                       6,488
              Office Max Inc.                                              4,000                      21,750
              Office Depot Inc.                                              100                       1,100
              Old Republic International Corp.                               513                       6,988
              Oracle Corporation                                           1,109                     124,277
              Oxy Corp.                                                    7,642                     165,252
              P G & E Corp                                                   982                      20,131
              Pac Century Cybworks Ord F New                               5,000                      12,250
              Paging Network Inc.                                          6,300                       5,119
              Pan American Silver Cp F                                     4,000                      21,250
              Parametric Technology CP                                       500                      13,531
              Patterson Energy Inc.                                           50                         650
              Perle Systems Ltd.                                           1,000                       8,375
              Petro Geo Services A/S Adr F                                   100                       1,781
              Petsmart Inc.                                                1,000                       5,750
              Pfizer Incorporated                                          5,114                     165,870
              Philip Morris Cos Inc.                                       4,000                      92,000
              Pinnacle Business Management                                10,000                       1,200
              Platforms International Corp.                                2,000                         800
              Polyvsion Inc.                                                 950                       2,316
              Power Direct Inc.                                               30                           9
              Premiere Tech Inc.                                             100                         700
              Premisys Communications                                        100                         991
              Presstek Inc.                                                  400                       5,550
              Preview Travel Inc.                                             11                         573
              Priceline.com                                                1,700                      80,538
              Priority Healthcare CP B                                       200                       5,788
              Pro Net Link Corp.                                           1,000                       2,031
              Procter & Gamble Co.                                            15                       1,643
              Public Service Co. New Mexico                                  100                       1,625
              Qualcomm Inc.                                                2,426                     427,279
              Quintus Corporation                                             60                       2,753
              Qwest Communications International Inc.                        853                      36,679
              Rambus Inc. Del                                                100                       6,744
              Recordlab Dorp                                               1,998                       4,995
              Recoton Corp.                                                1,000                       9,000

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Redhat IC                                                       30                $      6,338
              Reebok International Ltd.                                      200                       1,638
              Renal Care Group Inc.                                          700                      16,363
              Revlon Inc. Cl A                                             1,000                       7,938
              Ridgeview Inc.                                               2,000                       3,250
              Rite Aid Corporation                                        12,390                     137,839
              Safeway Inc.                                                 1,358                      48,549
              Salon.com Inc.                                                 100                         500
              Sanmina Corp.                                                   50                       4,994
              Saraonline.com Inc.                                            700                           0
              Scientific Atlanta Inc.                                        100                       5,596
              Scios Inc.                                                   5,000                      20,938
              Seagram Ltd.                                                    21                         940
              Sensory Science Corp.                                        1,876                       3,283
              Seracare Inc.                                                1,000                       3,500
              Service Corp International                                     335                       2,324
              Seven Seas Petroleum                                         1,000                       1,750
              Shaman Pharmaceuticals New                                  30,025                         330
              Siebel Systems Inc.                                            775                      65,100
              Silicon Graphics Inc.                                        2,000                      19,375
              Silicon Valley Resh New                                        350                         126
              Solectron Corp. Del                                            122                      11,605
              Southwall Technologies                                         462                       2,137
              Southwest Airlines Co.                                         200                       3,226
              Sports Authority Inc.                                        6,000                      12,000
              Sprint PCS Group                                               217                      22,243
              Stamford International Inc.                                  1,500                      21,188
              Starbucks Corp.                                                300                       7,275
              Starmedia Network Inc.                                          26                       1,042
              Starnet Communications International Inc.                   10,000                      24,063
              Sterling Commerce Inc.                                         200                       6,800
              Styling Technology Corp.                                       130                         406
              Sun Healthcare Group Inc.                                    1,500                          60
              Sun Microsystems Inc.                                          753                      58,310
              Sunrise Tech International Inc.                                 50                         591
              Symantec Corp.                                                  75                       4,397
              Synopsys Inc.                                                  200                      13,350
              System Soft Corp.                                           20,000                       1,500
              S3 Inc. New                                                    158                       1,827
              TD Waterhouse Group                                            700                      11,550

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Tommy Hilfiger Corp.                                            50                $      1,169
              T C I Satellite Ent Cl A                                     1,000                      16,000
              Talk Visual Corporation                                      5,500                       2,200
              Talk.com Inc.                                                   50                         888
              Team America Corporation                                       490                       2,787
              Tech Data Corp.                                                 20                         543
              Tegal Corp.                                                  1,000                       8,844
              Tellabs Inc.                                                   700                      44,931
              Telefficiency Holding Cl A                                   7,000                       5,688
              Teleglobe Inc.                                                  66                       1,497
              Texas Instruments Inc.                                         408                      39,436
              TheGlobe.com Inc.                                            1,000                       8,375
              Thermedicsinc                                                1,000                       5,438
              3Com Corp.                                                     200                       9,400
              Tiffany & Co New                                               350                      31,256
              Tokheim Corporationcom                                       1,400                       5,075
              Trans Orient Pete Ltd F Canadian Shares                      1,000                         380
              Transocian Sedco Forex F                                       200                       6,738
              Trend Micro Spon SDR F                                       1,000                      24,250
              Truetime Inc.                                                  300                       2,100
              Tyco International Ltd New                                     550                      21,450
              U R S Corp. New                                                200                       4,338
              U S West NC                                                    104                       7,488
              U S X Marthon Group                                            101                       2,488
              Union Pacific Corp.                                             52                       2,272
              United Parcel Service B                                        560                      38,640
              Untied States Cellular                                         200                      20,188
              United Technologies Corp.                                       30                       1,963
              Uslab.com Inc. Restricted Shares                               230                         690
              V I S X Inc. Delaware                                          108                       5,589
              Valley Media Inc.                                              500                       3,500
              Virtualfund.com Inc.                                           750                       3,633
              Vista Gold Corp.                                             2,000                         188
              Vitesse Semiconductor CP                                       507                      26,586
              Wabash National Corp.                                          100                       1,500
              Wal-Mart Stores Inc.                                         2,840                     196,326
              Walgreen Company                                               300                       8,789
              Washington Homes Inc.                                        1,000                       5,000
              Watson Pharmaceuticals                                         200                       7,163
              Wave Systems Corp. CA A                                      2,000                      23,875

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            COMMON STOCKS: (CONTINUED)
              Webb Interactive Services                                      100                $      2,275
              Webs Index Fund Japan F                                        790                      12,887
              Whittman Hart Inc.                                             100                       5,363
              Wind River Systems Inc.                                        500                      18,313
              Winstar Communications                                         100                       7,525
              Wireless Telecom Group                                       2,000                       6,375
              Wordcruncher Internet                                          200                       1,150
              World Wresting Federation Cl A                                 150                       2,588
              Worldwide Web NTWRKX Corp                                      300                       1,688
              Xerox Corp.                                                    725                      16,448
              Xilinx Inc.                                                    240                      10,913
              Yahoo! Inc.                                                     38                      16,442
              Yesmail.com Inc.                                               100                       3,381
              Zap.com Corp.                                                    2                          12
              Zapata Corporation New                                         100                         463
              Zitel Corp.                                                    150                         366
              Golden St Bancorp 00 WTS 8/21/00                             4,000                      26,375
                                                                                                ------------
              Total Common Stocks                                                                  6,791,681

            REGISTERED INVESTMENT COMPANIES:
   *          American Century Equity Growth Fund                      3,285,747                  86,173,637
   *          American Century Income & Growth Fund                    2,018,327                  68,712,535
              American Europacific Fund                                  419,614                  17,892,098
   *          JPM US Small Company Fund                                  972,542                  17,003,979
              Spectra Fund                                                   614                       8,245
              Baron Growth Fund                                               72                       2,424
              Berburg Pincus Global Telecommunications                       268                      19,241
              Berger Small Cap Value Fund - Investor Shs                   1,239                      26,818
   *          American Century Target 2025 Fund                              110                       2,721
              Dodge & Cox Balanced Fund                                       17                       1,135
              Dreyfus Premier Technology Growth Cl A                         224                      11,924
              Fidelity Capital & Income Fund                               3,862                      35,879
              Fidelity Magellan Fund                                      59,700                   8,156,852
              Fidelity Dividend Growth Fund                                  354                      10,277
              Fidelity OTC Portfolio                                         435                      29,581
              Fidelity Select Biotechnology                                   98                       6,565
              Fidelity Select Electronics                                    374                      33,243
              Fidelity Select Technology Portfolio                            22                       3,417
              Fidelity Select Utilities Growth                               389                      25,712

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            REGISTERED INVESTMENT COMPANIES: (CONTINUED)
              Fidelity Select Leisure                                         58                $      5,293
              Fidelity Contrafund II                                         461                       6,872
              Fidelity Equity Income Fund                                 46,393                   2,481,117
              Fidelity Asset Manager Income                                  421                       5,123
              Invesco Telecommunications Fund                                 53                       2,725
              Investo Technology II Fund                                     452                      36,527
              Inv Millenium Fund Cl A                                        274                      18,559
              Gabelli Growth Fund                                             72                       3,345
              H & Q IPO & Emerging Company Fund - Common                     662                       9,389
              Guinness Flight Internet.com                                    56                       1,268
              Janus Fund                                                   7,818                     344,394
              Janus Olympus Fund                                           3,118                     166,090
              Janus Global Technology Fund                                 2,757                      85,271
              Janus Twenty Fund                                            4,597                     383,498
              Janus Mercury Fund                                           6,135                     268,786
              Janus Growth & Income Fund                                     813                      34,111
              Janus Balanced Fund                                             50                       1,168
              Janus Worldwide Fund                                           547                      41,826
              Janus Enterprise Fund                                           36                       2,782
              Janus Special Situations Fund                                2,995                      69,032
              Amerindo Technology Fund                                       270                       8,960
              Profunds Ultraotc Fund - Investor Shs                          205                      20,221
              Marisco Focus Fund                                             233                       5,459
              Mas Small Capitalization Growth Portfolio                      332                      16,546
              Millenium Growth & Income Fund                                 508                       9,925
              Nicholas II Fund                                               128                       4,600
              Havellier Mid Cap Growth                                     2,880                      86,982
              Oakmark Fund - Harris Assoc Investment Tr                       99                       2,692
              Oak Aggressive Stock Fund                                      155                       8,337
              PSHG Technology & Communications Fund                           90                       6,093
              T Rowe Price Emerging Markets Stock Fund                       452                       7,016
              T Rowe Price Mid Cap Growth                                    867                      34,786
              T Rowe Price New Asia Fund                                     502                       5,000
              T Rowe Price Latin America Fund                                465                       5,030
              T Rowe Price Small Cap Value Fund                              285                       5,019
              Rydex Energy Services Fund - Investor Class                  3,326                      23,313
              Rs Emerging Growth Fund                                      1,041                      63,132
              Safeco Growth Fund Inc.                                      1,187                      27,647
              Scudder Greater Europe Growth                                  165                       5,847
              Internet Fund                                                   27                       1,359

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR        SCHEDULE I
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                           Description of investment including
                                                             maturity date, rate of interest,
Party-in-       Identity of issue, borrower,               collateral, par or maturity value,     Current
interest          lessor or similar party                         or number of shares              Value
--------          -----------------------                         -------------------           ------------
            REGISTERED INVESTMENT COMPANIES: (CONTINUED)
              Firsthand Technology Value Fund                                473                $     42,832
              Firsthand Technology Leaders Fund                               71                       3,185
              Firsthand Technology Innovators Fund                         2,770                     136,746
              Firsthand Communications Fund                                  142                       2,081
              Firsthand E-Commerce Fund                                      136                       2,016
   *          American Century Growth Fund                                   759                      24,492
   *          American Century Ultra Fund                                     76                       3,462
   *          American Century Emerging Markets Fund - Inv                   163                       1,141
              Tweedy Browne Global Value Fund                                 99                       1,993
              Van Wagoner Technology Fund                                     44                       2,563
              Van Wagoner Emerging Growth Fund                               361                      15,482
              Weitz Value Portfolio                                          310                      10,257
              Warburg Pincus Japan Growth Fund                               180                       6,211
              Schwab International Index Fund                                 60                       1,217
              Schwab S&P 500 Investor Shs                                    103                       2,317
              Schwab S&P 500 Select Shares                                 3,583                      81,144
              Schwab 1000 Fund                                                66                       2,642
              Schwab Mkttrk Balanced                                         336                       5,198
              Schwab Mktmgr International                                     61                       1,074
              Schwab Mkttrk All Equity                                       141                       1,783
              Schwab Total Stk Mkt-Inv                                     1,175                      27,146
              Schwab Total be Mkt Index Fund                                   2                          22
                                                                                                ------------
              Total Registered Investment Companies                                              202,846,427

            INSURANCE COMPANY GENERAL ACCOUNT:
              Principal Life Insurance Co. - # 4-09709             5.06% matures
                                                               December 31, 1999                   1,678,941
              Sun Life of Canada - # S-00864-G-001                 5.74% matures
                                                                       June 2000                   4,342,876
                                                                                                ------------
                   Total Insurance Company General Account                                         6,021,817

            EMPLOYER STOCK:
   *          Phelps Dodge                                               667,155                  44,952,530
                                                                                                ------------
                   Total Employer Stock                                                           44,952,530

            PARTICIPANT LOANS
   *          Loans to various participants                  8% - 12.5% maturing
                                                                    through 2014                  19,371,709
                                                                                                ------------
              Total Participant Loans                                                             19,371,709
                                                                                                ============

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF REPORTABLE TRANSACTIONS                                  SCHEDULE II
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                              Current
                                                                Expenses                      value on
 Identity of    Description    Purchase    Selling    Lease   incurred with                  transaction
party involved    of asset      price       price     Rental   transaction   Cost of asset      date       Net gain
--------------    --------      -----       -----     ------   -----------   -------------      ----       --------
Phelps Dodge
Corporation        Stock     $15,144,817                                      $15,144,817    $15,144,817   $      --

Phelps Dodge
Corporation        Stock                  15,327,224                           14,185,362     15,327,224   1,141,862

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan assets as of December 31, 1998 as defined in
     Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                        PHELPS DODGE EMPLOYEE SAVINGS PLAN


Date:                                   By: /s/ David L. Pulatie
     ----------                             ------------------------------------
                                            David L. Pulatie, Chairman
                                            Benefits Administration Committee